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Exhibit 99.4

Corporate Profile

Fairfax Financial Holdings Limited is a financial services holding company whose corporate objective is to build long term shareholder value by achieving a high rate of compound growth in book value per share over the long term. The company has been under present management since September 1985.

Canadian insurance

Northbridge Financial, based in Toronto, provides property and casualty insurance products in the Canadian market through its Northbridge Insurance and Federated subsidiaries. It is one of the largest commercial property and casualty insurers in Canada based on gross premiums written. In 2013, Northbridge's net premiums written were Cdn$1,062.1 million. At year-end, the company had statutory equity of Cdn$1,245.5 million and there were 1,491 employees.

U.S. insurance

Crum & Forster (C&F), based in Morristown, New Jersey, is a national commercial property and casualty insurance company in the United States writing a broad range of commercial coverages. Its subsidiary Seneca Insurance provides property and casualty insurance to small businesses and certain specialty coverages. C&F's other specialty niche property and casualty business and its accident and health insurance business are carried on through its Fairmont Specialty division. In February 2011, C&F acquired First Mercury, which offers insurance products and services primarily related to specialty commercial insurance markets, focusing on niche and underserved segments. In July 2013, C&F acquired Hartville, which provides pet insurance through C&F's Fairmont Specialty division. In 2013, C&F's net premiums written were US$1,232.9 million. At year-end, the company had statutory surplus of US$1,141.5 million and there were 1,695 employees.

Zenith National, based in Woodland Hills, California, is primarily engaged in the workers' compensation insurance business in the United States. In 2013, Zenith National's net premiums written were US$700.3 million. At year-end, the company had statutory surplus of US$515.8 million and there were 1,480 employees.

Asian insurance

First Capital, based in Singapore, writes property and casualty insurance primarily in Singapore markets. In 2013, First Capital's net premiums written were SGD 186.3 million (approximately SGD 1.3 = US$1). At year-end, the company had shareholders' equity of SGD 459.7 million and there were 140 employees.

Falcon Insurance, based in Hong Kong, writes property and casualty insurance in niche markets in Hong Kong. In 2013, Falcon's net premiums written were HK$466.9 million (approximately HK$7.8 = US$1). At year-end, the company had shareholders' equity of HK$566.6 million and there were 66 employees.

Pacific Insurance, based in Malaysia, writes all classes of general insurance and medical insurance in Malaysia. In 2013, Pacific Insurance's net premiums written were MYR 151.9 million (approximately MYR 3.1 = US$1). At year-end, the company had shareholders' equity of MYR 256.1 million and there were 207 employees.

Other insurance

Fairfax Brasil, based in São Paulo, commenced writing insurance in March 2010 in all lines of business in Brazil. In 2013, Fairfax Brasil's net premiums written were BRL 130.8 million (approximately BRL 2.1 = US$1). At year-end, the company had shareholders' equity of BRL 78.5 million and there were 71 employees.

Reinsurance

OdysseyRe, based in Stamford, Connecticut, underwrites treaty and facultative reinsurance as well as specialty insurance, with principal locations in the United States, Toronto, London, Paris, Singapore and Latin America. In 2013, OdysseyRe's net premiums written were US$2,376.9 million. At year-end, the company had shareholders' equity of US$3,809.3 million and there were 790 employees.

Advent, based in the U.K., is a reinsurance and insurance company, operating through Syndicate 780 at Lloyd's, focused on specialty property reinsurance and insurance risks. In 2013, Advent's net premiums written were US$157.0 million. At year-end, the company had shareholders' equity of US$148.4 million and there were 81 employees.

Polish Re, based in Warsaw, Poland, writes reinsurance in the Central and Eastern European regions. In 2013, Polish Re's net premiums written were PLN 265.8 million (approximately PLN 3.2 = US$1). At year-end, the company had shareholders' equity of PLN 264.7 million and there were 42 employees.

Group Re primarily constitutes the participation by CRC Re and Wentworth (both based in Barbados) in the reinsurance of Fairfax's subsidiaries by quota share or through participation in those subsidiaries' third party reinsurance programs on the same terms and pricing as the third party reinsurers. Group Re also writes third party business. In 2013, Group Re's net premiums written were US$105.0 million. At year-end, the Group Re companies had combined shareholders' equity of US$467.7 million.

Runoff

The runoff business comprises the U.S. and the European runoff groups. At year-end, the runoff group had combined shareholders' equity of US$1,597.8 million.

The Resolution Group (TRG) and the RiverStone Group (run by TRG management) manage runoff under the RiverStone name. At year-end, TRG/RiverStone had 222 employees in the U.S., located primarily in Manchester, New Hampshire, and 110 employees in its offices in the United Kingdom.

Other

Hamblin Watsa Investment Counsel, founded in 1984 and based in Toronto, provides investment management to the insurance, reinsurance and runoff subsidiaries of Fairfax.

Notes:

(1)
All of the above companies are wholly owned (except for 98%-owned First Capital).

(2)
The foregoing lists all of Fairfax's operating subsidiaries (many of which operate through their own wholly-owned operating subsidiaries). The Fairfax corporate structure also includes a 41.4% interest in Gulf Insurance (a Kuwait company with property and casualty insurance operations in the MENA region), a 26.0% interest in ICICI Lombard (an Indian property and casualty insurance company), a 15.0% interest in Alltrust (a Chinese property and casualty insurance company), a 23.8% interest in Thai Re Public Company Limited, a 27.1% interest in Singapore Re, and a 40.5% interest in Falcon (Thailand) (a Thai property and casualty insurance company), as well as investments in a number of non-insurance-related companies. The other companies in the Fairfax corporate structure, which include a number of intermediate holding companies, have no insurance, reinsurance, runoff or other operations.

To Our Shareholders:

Last year we told you that we had an excellent year building intrinsic value even though it was not obvious in the numbers. This year was even better but it was completely masked by hedging losses and unrealized mark to market losses caused by fluctuations in the market price of our investments. Our insurance and reinsurance companies had an outstanding year in 2013 with a combined ratio of 92.7% with excellent reserving and a record underwriting profit of $440 million(1). We also realized $1.4 billion of net gains from our investment portfolio (predominantly from our common stock portfolio). Excluding all hedging losses and before mark to market fluctuations in our investment portfolio, we earned $1.9 billion in pre-tax income. Including all hedging losses and mark to market fluctuations in our investment portfolio, we reported a $565 million after-tax loss for 2013. We expect the unrealized mark to market losses to reverse in the future (as of February 28, 2014, we had an unrealized mark to market gain in our investment portfolio of more than $1 billion – after tax, this would have eliminated our net loss in 2013). The table below shows all this clearly:

(1)  Amounts in this letter are in U.S. dollars unless specified otherwise. Numbers in the tables in this letter are in U.S. dollars and $ millions except as otherwise indicated.

2013 Results
Underwriting profit	440
Investment income and other	382

Operating income	822
Runoff (excluding investment gains and losses)	77
Interest expense	(211)
Corporate overhead and other	(125)

Pre-tax income excluding net investment gains (losses)	563
Realized investment gains	1,380

Pre-tax income including realized investment gains	1,943
Unrealized investment losses (mostly from bonds)	(962)
Hedging losses	(1,982)

Pre-tax loss	(1,001)
Income tax recovery	436

Net loss	(565)

So all in, the result was a net loss of $565 million and a 7.8% decrease in book value (adjusted for the $10 per share dividend paid) to $339 per share. Since we began 28 years ago in 1985, our compound annual growth in book value per share has been 21.3%, while our common stock price has compounded at 19.0% annually.

While going through our past Annual Reports (a dangerous exercise), some of you long term investors may remember that we first entered the reinsurance business through the purchase of a tiny company called Sphere Re. That experience, and the purchase of Skandia in 1996, made us remark that the reinsurance business is particularly leveraged to a "few good men and women at the top". We saw that again in spades in 2013 as Brian Young and his team at OdysseyRe had the best combined ratio in the company's history at 84.0%. In fact, we have more than made up for the 116.7% in the catastrophe-ravaged year of 2011. The average combined ratio for the past three years, including 2011, is 95.5%, with very conservative reserving. So a big round of applause for Brian and OdysseyRe, which accounts for almost half our business. I discussed OdysseyRe in last year's Annual Report and called it "the jewel in our crown" – well, the jewel was shining a little brighter in 2013!

While you have your hands together, Zenith had an excellent year in 2013 as it once again made an underwriting profit (the first time since we purchased it in 2010), with a combined ratio of 97.1% on a premium base of $700 million – much higher than the $430 million it wrote in 2010. You will remember that Zenith had shrunk its volume from $1.2 billion in 2005 to $430 million in 2010 because rates were grossly inadequate. In the past two years, companies that had expanded significantly in workers' compensation in the 2005 – 2010 period have been falling like dominoes, allowing rates to rise again to adequate levels. Jack Miller and his team at Zenith have navigated the treacherous waters of the California workers' compensation market exceptionally well. We expect, in time, that Zenith will write more than the $1.2 billion it wrote in 2005.

As I mentioned to you last year, all our companies continue to learn from the outstanding customer focus that Zenith has developed over the years. While all our companies are decentralized and run by our Presidents, we have encouraged a profit centre approach in all our companies (like the 30 profit centres in OdysseyRe discussed in last year's Annual Report) with a maniacal focus on serving our customers well (of course, this does not mean having to discount our prices!).

Late in the year, Fairfax Asia celebrated its tenth anniversary. Led by Mr. Athappan and First Capital, it has had an outstanding record in the 2004 – 2013 time period, as shown in the table below:

	2004	2013	Compound Annual Growth
Gross premiums	87	530	22%
Combined ratio	97%	88%	Average 88%	*
Net income	4	36	28%
Float	120	519	18%
Common shareholders' equity	88	602	18%	**
*
Average reserve redundancies of 8%

**
This calculation excludes the $206 million of capital contributions, mainly for acquisitions, included in the $602 million equity.

From a standing start, we have built Fairfax Asia with its businesses in Singapore (First Capital), Hong Kong (Falcon) and Malaysia (Pacific Insurance). Our insurance company interests in India (ICICI Lombard) and Thailand (Falcon) are equity accounted and our insurance company interest in China (Alltrust) is accounted for as a portfolio investment, so their numbers are not included in the numbers shown above.

ICICI Lombard has grown over the past 12 years to be the number one private non-life insurance company in India with $1.2 billion in gross premiums, an investment portfolio of $1.3 billion and common shareholders' equity of $318 million. We have a 26% interest! Alltrust in China (a 15% interest) writes $900 million in gross premiums with an investment portfolio of $821 million and common shareholders' equity of $374 million. On a look-through basis, we have approximately $1 billion in gross premiums in Fairfax Asia, an investment portfolio of $1.5 billion and common shareholders' equity of $658 million. With the exception of Alltrust, we are actively involved in the management of the investment portfolios of all these companies.

All of this came from a single idea many years ago to expand into Hong Kong through Falcon and into India through ICICI Lombard. A big thank you to the management teams at Fairfax Asia led by the Athappans (Mr. A. and Gobi), who also run First Capital and Falcon Hong Kong. Pacific Insurance in Malaysia is run by Sonny Tan, Falcon Thailand by Sopa Kanjanarintr, ICICI Lombard by Bhargav Dasgupta, and Alltrust by Sam Chan. We have a very sound base in Asia, and with the excellent management teams we have built, the opportunity for growth is unlimited.

Last year, for the first time since we began 28 years ago, we appointed a President at our head office. Given the size and scope of our operations, and the outstanding contributions of Paul Rivett to Fairfax's growth, we named him President of our holding company. Since he joined us ten years ago, Paul has been intimately involved in all of our head office functions, including acquisitions, financing and succession planning. Also, as Chief Operating Officer of Hamblin Watsa Investment Counsel, our investment management subsidiary, and a member of our Investment Committee, he has been involved in our investments, particularly private placements like the Bank of Ireland and The Brick Furniture Stores and private investments like Sporting Life and William Ashley. More recently, Paul has led our expanding investments in the restaurant business – more on that later. Most importantly, Paul epitomizes our culture of being hard working and team oriented, with no ego. Paul works very closely with all our officers at Fairfax and Hamblin Watsa as well as with Andy Barnard.

At our annual meeting last year, Andy said that his objective was to have Fairfax become as well known for its underwriting operations as for its investment results. Well, 2013 was a great start! He is now having a very significant impact on all our underwriting operations worldwide. Under Andy, the Executive Leadership Council, which consists of our Presidents, Peter Clarke, Jean Cloutier and Paul Rivett, continues to work well in coordinating our diversified operations and getting the best from all of them. The working groups established by the Executive Leadership Council across all our companies – all chief claims officers, all chief actuaries, all chief legal officers, etc. – continue to explore and take advantage of best practices. A very important subgroup that I mentioned last year is our Talent and Culture Development Working Group. It is making great strides in fostering our "fair and friendly" culture, with a special focus on outstanding customer service. Our special culture – nurtured and preserved over our

28 years and expressed in our Guiding Principles, which again are reproduced as an Appendix to this Annual Report – will be the major reason for our long term success.

In 2013, we held our second Fairfax Leadership Workshop which brought together 25 of our most promising managers from across the globe for a week of training and networking in Toronto. It was a great success and many of our young leaders have already moved on to greater responsibilities in their companies and across our companies. The future of Fairfax is in terrific hands!

We made two important acquisitions in the insurance business in 2013 – Hartville and American Safety.

Hartville, based in Canton, Ohio, is an MGA that provides pet insurance through Fairmont, a division of Crum & Forster. Dennis Rushovich has led Hartville for the past nine years, and through Gary McGeddy, the leader of our U.S. accident and health division, Fairmont has been Hartville's sole insurance carrier for the past seven years. In our usual fair and friendly manner, we committed to a deal in a few hours, and acquired Hartville for $34 million from the private equity firm that owned it. Hartville, which has a strategic partnership for pet insurance with the ASPCA, provides insurance for 79,000 dogs and 21,000 cats across the U.S., generating $40 million of insurance business at an average combined ratio of 85% over the past seven years. Combining the platform of Hartville with the resources of Fairmont is creating an exciting future for Fairfax in this niche market. We welcome Dennis and Hartville's 141 employees to the Fairfax family. By the way, most of Hartville's employees bring their pets to work. I hope our Fairfax employees don't get any ideas!

We are also very excited with the acquisition of American Safety, a company whose origins are in the environmental liability field. By combining the American Safety business with Crum & Forster's environmental group, Fairfax now owns a market leader in another well-performing specialty segment. In addition, a book of excess and surplus casualty business fits nicely in Crum & Forster's First Mercury unit. As well, the American Safety surety division has been combined with complementary operations at the Hudson unit of OdysseyRe. Aside from the attractive portfolios of business, we have also added many executives and employees who strengthen our pool of talent.

The balance sheet and legal entities of American Safety were acquired and financed by RiverStone, our runoff operation run by Nick Bentley. We bought the company for $317 million, a slight discount to book value after factoring in the sale of its small reinsurance business to an unaffiliated third party. On a net basis, we added $500 million to our investment portfolio.

This acquisition required much collaboration between RiverStone, Crum & Forster, OdysseyRe and our group at Fairfax. Under Andy's guidance, much credit goes to the leadership teams of these companies for enabling such effective coordination. And of course, a hearty welcome to the employees at American Safety as they join the Fairfax family.

Our RiverStone group, led by Nick Bentley, is one of the premier runoff operations in the world. Excluding mark to market losses, RiverStone had another excellent year in 2013.

Fairfax Brasil, led by Jacques Bergman and Bruno Camargo, is now a full-fledged operation. It writes $150 million in gross premiums and is poised to make an underwriting profit in 2014.

After nearly 20 years as the CEO of First Mercury (acquired by Crum & Forster in 2011), Richard Smith decided to retire. Richard's outstanding leadership was a key factor in our decision to acquire First Mercury, and we wish Richard all the best in his retirement. We are confident that Marc Adee, the head of Crum & Forster's Fairmont specialty division, will be a worthy successor to Richard.

We are very excited about our 75% investment in Thomas Cook India, run by Madhavan Menon, which we mentioned last year would be our vehicle for further expansion in India. Shortly thereafter, Thomas Cook India acquired IKYA Human Capital Solutions run by Ajit Isaac, a wonderful entrepreneur. IKYA is involved in human resources services, facilities management, skill development and food and hospitality services. The company employs over 65,000 people, with projected 2014 revenue of $40 million and expected free cash flow of $1.2 million. Early this year, Thomas Cook India announced that it was acquiring Sterling Resorts, a time share and membership resort company that was begun in India in 1986 by R. Subramaniam. Sterling, with 1,940 employees, owns 210 acres of land in some of the most beautiful tourist locations in India. It owns and operates ten resorts (approximately 1,100 rooms with 350 more rooms coming on stream by next year) on 60 of those acres, leaving 150 acres of very valuable land for development in the future. Also, Sterling leases 400 rooms across another nine resorts at a fixed rate on long term leases. Currently it is running at less than 30% of its capacity of 79,000 members. Sterling expects revenues of approximately $26 million for the year ending March 2014, with breakeven free cash flow. Thomas Cook India is acquiring the company for approximately $140 million; excluding the valuable unutilized land, it is buying

Sterling at less than ten times the annual free cash flow anticipated over the next few years. To help finance the deal, Fairfax will invest about $80 million into Thomas Cook India through the purchase of additional shares. After this acquisition, Fairfax will own about 71% of Thomas Cook India which, as I noted above, will be our investment vehicle for India – and will not be for sale!

Thomas Cook India is acquiring Sterling mainly because of Ramesh Ramanathan, the CEO of the company (like IKYA, Sterling will be independently run by its CEO). Ramesh joined the company in 1991 and helped develop the resorts for the next six years. He then spent 13 years at Mahindra Holidays building that business from scratch to 1,600 rooms across 32 properties. It is fair to say that Ramesh created the time share resort industry in India. Sterling went through some difficult times in the interim and Ramesh rejoined the company in 2011. He has already turned the company around and we expect significant growth in the future. Like Thomas Cook India, Sterling will be a long term beneficiary of the burgeoning middle class in India. A big thank you to our team in India (Fairbridge), led by Harsha Raghavan, working closely with Madhavan Menon and our own Chandran Ratnaswami.

Last year, I mentioned to you that we got into the restaurant business through the purchase of an 82% interest in Prime Restaurants. Since that time, under Paul Rivett's leadership, we have merged Prime Restaurants into CARA Restaurants (their nine restaurant groups will continue to be managed by distinct teams focused on individual brands and customers) and invested Cdn$100 million in CARA, giving us a fully diluted 49% interest. Bill Gregson and Ken Grondin, of Brick fame, will run the combined operations with the assistance of John Rothschild and Grant Cobb, the leaders at Prime. Nick Perpick, one of the founders of Prime, has retired after more than 30 years in the restaurant business, but Nick will remain a CARA shareholder and he will consult for Fairfax. Additionally, we have recently acquired a 51% interest in Keg Restaurants, perhaps the premier restaurant brand in Canada, for Cdn$85 million. Keg is run by a veteran team led by David Aisenstat.

CARA owns some of the best loved restaurant brands in Canada with nearly 700 restaurants including Swiss Chalet (begun in 1954), Harvey's (begun in 1959), Kelsey's (begun in 1978), Milestone's (begun in 1989) and Montana's (begun in 1995). The combined CARA and Prime will have over 800 restaurants and 35,000 employees across Canada, with over Cdn$1.6 billion in system sales. As they are predominantly franchised, their revenues are expected to be approximately Cdn$270 million and free cash flow is expected to be over Cdn$50 million.

Keg Restaurants was begun in Canada in 1971 by George Tidball (I met George long ago on an early Keg financing). David Aisenstat has done an outstanding job building the Keg brand in the past 15 years. David and his long serving management team (including three key executives – Neil Maclean, Jamie Henderson and Doug Smith – who have over 100 years of combined service exclusively at the Keg!) run over 100 Keg restaurants, primarily in Canada, with sales of about Cdn$500 million. Together, Prime, CARA and Keg have over 900 restaurants and employ over 44,000 people across Canada. They serve 318,000 Canadians daily (on average that works out to feeding every Canadian more than twice a year!) across their many brands. Fairfax is very much in the restaurant business in Canada!

We also recently purchased a 55% interest in Kitchen Stuff Plus, a specialty kitchen and household supply and giftware retailer with 12 stores in the Toronto area. We welcome our new partners in this business, Mark Halpern and his customer-focused executive team, to the Fairfax family. Mark started the business with one booth at a local weekend flea market over 25 years ago. Today the business generates over Cdn$35 million in sales and over Cdn$1 million in free cash flow.

By the way, thanks to David Russell, Patti Russell and Brian McGrath – with a little help from the extreme winter weather in Ontario this year – Sporting Life had its best year ever, generating free cash flow of Cdn$13 million – and Jackie Chiesa continues to do a great job at William Ashley.

A summary of our 2013 realized and unrealized gains (losses) is shown in the table below:

	Realized Gains (Losses)	Unrealized Gains (Losses)	Net Gains (Losses)
Equity and equity-related investments	1,324.2	120.9	1,445.1
Equity hedges	(1,350.7)	(631.3)	(1,982.0)

Net equity	(26.5)	(510.4)	(536.9)
Bonds	65.9	(994.9)	(929.0)
CPI-linked derivatives	—	(126.9)	(126.9)
Other	(10.5)	39.3	28.8

Total	28.9	(1,592.9)	(1,564.0)

The table above shows the realized gains (losses) for the year and, separately, the unrealized fluctuations in common stock, bond and CPI-linked derivative prices. With IFRS accounting, these fluctuations, although unrealized, flow into the income statement and balance sheet, necessarily producing lumpy results (the real results can only be seen over the long term). This table is updated for you in every quarterly report and we discuss it every year in our Annual Report. In 2013, with common stock prices going up significantly, we sold over $2 billion of our common stock holdings, realizing $1.3 billion in gains, offset by the realized loss on our hedges as we reduced our hedges proportionately. Net net, we realized $29 million in gains from the sale of common stocks and bonds and we had unrealized investment losses of $1,593 million (including almost $1 billion from bonds and $0.5 billion from common stocks), for a net loss of $1,564 million on our investments. Our defensive hedges of our common stock portfolio cost us approximately $2 billion in 2013 because of rising markets – a significant portion unrealized of course, in the sense that we continue to be hedged. Given our concern about financial markets and the excellent returns we achieved on our long term investments, we reluctantly decided to sell our long term holdings of Wells Fargo (a gain of 125%), Johnson & Johnson (a gain of 47%) and U.S. Bancorp (a gain of 135%).

In 2013, we had a total investment return of negative 4.9% (versus an average of positive 4.4% over the past five years and positive 8.9% over our 28-year history) mainly because of our 100% hedge of our common stock portfolio. If we had not hedged, our total investment return in 2013 would have been a positive 3.6%. In our 28-year history, we have had negative total investment returns in only three years: 1990 – (4.4)%; 1999 – (2.7)%; and 2013 – (4.9)%. In the past, these returns reversed the following year, as shown in the table in the MD&A! As we said earlier, as of February 28, 2014, we had an unrealized mark to market gain in our investment portfolio of more than $1 billion – after tax, this would have eliminated our net loss in 2013.

Our cumulative net realized and unrealized gains since we began in 1985 have amounted to $10.0 billion. As we said last year, these gains, while unpredictable, are a major source of strength to Fairfax as they add to our capital base and help finance our expansion. Also, as we have made clear many times, the unpredictable timing of these gains and mark to market accounting make our quarterly (and even annual) earnings and book value very volatile, as we saw again in 2013.

	Earnings (Loss) per Share	Book Value per Share
December 31, 2012		$378
First quarter	$7.12	373
Second quarter	(8.55)	362
Third quarter	(29.02)	335
Fourth quarter	(0.98)	339

The long term is where it's at!

The investment section in the MD&A gives you a lot more detail on our long term investment record.

No sooner had the ink dried (almost!) after I wrote to you in last year's Annual Report about BlackBerry, than BlackBerry became a daily headline. The Board of Directors of BlackBerry decided to form a Special Committee to look at all options for the company. As we were the biggest shareholder in the company (almost 10%) and were potentially conflicted by my being on the Board, I decided to resign as a director so we could review all our options. On September 23, 2013, Fairfax made an offer to take BlackBerry private at $9 per share, subject to a six-week due diligence period. To do our due diligence, we hired a very experienced team led by Sanjay Jha, who ran Motorola, Sandeep Chennakeshu, who was President of Ericsson Mobile Platforms, and John Bucher, who was Chief Strategy Officer at Motorola Mobility. Briefly stated, their conclusions were simply: 1) the company had excellent assets, 2) the management teams had made many mistakes along the way, and 3) the company could not afford high cost LBO debt. For the first time in our history, our due diligence resulted in our not being able to complete an announced deal. After discussions with the Special Committee, led by its Chair Tim Dattels, instead of continuing with a go-private transaction, we proposed to raise $1.25 billion for BlackBerry in the form of 6% seven-year convertible debentures (convertible at $10 per share into BlackBerry stock) and proposed that John Chen be concurrently appointed as Executive Chairman of BlackBerry.

John Chen has an extraordinary background. After immigrating to the U.S. from Hong Kong at the age of 16, John gained a Bachelor's degree in electrical engineering from Brown and a Master's from Caltech. He then trained at Burroughs (Unisys), turned around Pyramid Technology Corp., and then very successfully resurrected Sybase and ran it profitably for about 15 years. When John took over Sybase in 1998, it had lost money for four years, its stock price was down 90% (ring a bell?) and most analysts were predicting bankruptcy within six months. Within a year, Sybase was profitable and in 2010, 12 years later, SAP came knocking to buy it at $65 per share, more than ten times the $5 – $6 per share it sold at when John took it over! John has also been on the Board of Wells Fargo for eight years and Disney for ten years.

Since his appointment as Executive Chairman at BlackBerry in November 2013, John has bolstered the management team (mainly with people he has worked with), done a joint venture with FoxConn to manufacture low cost phones for emerging markets, brought back the "BB Classic" phone (the Q20) and publicly said that BlackBerry would break even by the fourth quarter of fiscal 2015 (i.e., the quarter ending January 2015). John is on his way – and all BlackBerry shareholders are fortunate that he decided to take the job of saving Canada's iconic technology company.

I must also say, BlackBerry would not have survived if not for the extraordinary leadership of Tim Dattels as Chair of the Special Committee. You may understand why I say this if you read the recent book on Nortel's bankruptcy "100 Days: The rush to judgment that killed Nortel", by James Bagnall.

We purchased $500 million of the BlackBerry convertible debentures and have said that we would sell some of our common shares over time to rebalance our position (we have sold 5 million shares at about $10 per share as of this writing). The rest of the convertible debentures were purchased by six contrarian long term investors, of whom four were Canadian.

Interestingly, Twitter went public, just after BlackBerry announced its convertible debt issue, at $26 per share, giving it a market value of $18 billion. It had revenues of $665 million and losses of $645 million, and most investors could not get a single share unless they were very good clients of the major houses underwriting the issue. On that day, BlackBerry traded in excess of 100 million shares at $6 per share, giving it a market value of $3 billion. BlackBerry had revenues of approximately $8 billion with cash of $2.6 billion and no debt other than the new convertible debt to be issued. If you thought that Twitter was grossly overvalued at $26 per share, it promptly doubled and currently is selling at $55 per share, with a market value of $39 billion.

Twitter is no exception – please see the recently compiled table below to see the extraordinary speculation in high tech companies. This sort of speculation will end just like the previous tech boom in 1999 – 2000 – very badly!

	Market Cap.	P/E Ratio	Price to Sales
	(US$ billions)
Social Media
Twitter	39	(loss)	38x
Netflix	27	186x	6x
Facebook	174	116x	21x
LinkedIn	24	887x	15x
Yelp	7	(loss)	27x
Yandex	12	33x	11x
Tencent Holdings	150	59x	16x
Other Tech/Web
Groupon	6	(loss)	2x
Service Now	10	(loss)	22x
Salesforce.com	38	(loss)	9x
Netsuite	9	(loss)	21x

It is amazing to witness the transformation that has taken place in Ireland. In 2011, when we made our investment in the Bank of Ireland at 10 euro cents per share, 10-year Government of Ireland rates were 12%, housing prices had come down 40% and sentiment was bleak. Since then, 10-year Government of Ireland rates have dropped to 3.1%, house prices have bottomed out and have begun to rise, Ireland has access to the bond markets again and capital is flooding into Ireland! Under Richie Boucher's strong leadership, the Bank of Ireland continues to do well as it recently refinanced its government-owned €1.8 billion preferred by doing a €580 million equity issue at 26 euro cents per share and selling the rest into the marketplace. Also, it did a €750 million unsecured five-year bond financing at 3.34%! The Irish Government has now had all its loans to the Bank of Ireland paid back and its 13.95% ownership of the common stock is in a sizeable profit position. We thank the Irish Government for its exceptional support of the Bank of Ireland and look forward to the Bank's continued progress under Richie's leadership.

As this letter went to print, because of the significant appreciation in our position in the Bank of Ireland, we rebalanced that position by selling a third of it at approximately 33 euro cents per share. The Bank of Ireland has been one of our most successful investments because of the outstanding performance of Richie and his management team. We continue to be strong supporters of Richie and the Bank of Ireland.

We continued to invest with Bill McMorrow from Kennedy Wilson in 2013. We invested in the Clancy Quay apartments and some well-leased office buildings in Dublin and we also invested in a U.K. loan pool. We have invested a net cumulative $305 million in real estate deals with Kennedy Wilson in California, Japan, the U.K. and Ireland – deals at significant discounts to replacement costs and with excellent unlevered cash on cash returns, in which Kennedy Wilson is the managing partner and an investor. Also, we continue to own a fully diluted 10.9% interest (11.5 million shares) in Kennedy Wilson.

It is with some sadness that we say farewell to MEGA Brands, a leading global toy company run by the Bertrand family in Montreal, Canada. It is a made-in-Quebec success story that we assisted through the tough recessionary years. The Bertrands approached us with the request to sell to Mattel and as we have said in the past, we support management and the founders. Our cost for our MEGA shares is Cdn$9.88 per share and the Mattel offer is at Cdn$17.75 per share. All in, including our loss on our original convertible debentures, our profit will be Cdn$17 million.

Below we update the table on our intrinsic value and stock price. As discussed in previous Annual Reports, we use book value as a first measure of intrinsic value.

	INTRINSIC VALUE % Change in US$ Book Value per Share	STOCK PRICE % Change in Cdn$ Price per Share
1986	+180	+292
1987	+48	-3
1988	+31	+21
1989	+27	+25
1990	+41	-41
1991	+24	+93
1992	+1	+18
1993	+42	+145
1994	+18	+9
1995	+25	+46
1996	+63	+196
1997	+36	+10
1998	+30	+69
1999	+38	-55
2000	-5	-7
2001	-21	-28
2002	+7	-26
2003	+31	+87
2004	-1	-11
2005	-16	-17
2006	+9	+38
2007	+53	+24
2008	+21	+36
2009	+33	+5
2010	+2	—
2011	-3	+7
2012	+4	-18
2013	-10	+18
1985-2013 (compound annual growth)	+21.3	+19.0

We show you this table often to emphasize that in the short term, there is no correlation between growth in book value and increase in stock price. You will note periods when our book value grew substantially faster than our stock price and vice versa. More recently, we think the intrinsic value of our company has grown much more than its underlying book value. In 2013, our book value dropped by 10% for the reasons discussed earlier, while our stock price increased 18%, some of it due to the declining Canadian dollar. However, it is only in the long term that book values and stock prices compound at similar rates. Please note that in the above table our book value changes are based on book values in U.S. dollars while our stock price changes are based on stock prices in Canadian dollars.

Insurance and Reinsurance Operations

The table below shows the combined ratios and the recent change in premiums of our insurance and reinsurance operations:

	Combined Ratio Year Ended December 31,			Change in Net Premiums Written
	2013	2012	2011	2013
Northbridge	98.2%	106.2%	102.8%	8.7%
Crum & Forster	101.9%	109.3%	107.9%	(1.6)%
Zenith	97.1%	115.6%	127.5%	13.1%
OdysseyRe	84.0%	88.5%	116.7%	(1.1)%
Fairfax Asia	87.5%	87.0%	83.2%	7.0%
Other Insurance and Reinsurance	96.6%	104.3%	140.9%	(23.3)%

Consolidated	92.7%	99.9%	114.2%	0.2%

Despite significant catastrophe losses in Canada due to the effects of the Alberta and Toronto floods (5.4 percentage points on the combined ratio), Northbridge posted a combined ratio below 100% while continuing to benefit from favourable reserve development. Northbridge's gross premiums written remained flat, reflecting selective underwriting given the soft market conditions in the Canadian market. Silvy Wright and her team are focused on sustained underwriting profitability with continued strong reserving.

Crum & Forster's 2013 combined ratio of 101.9% improved year over year by 7.4 percentage points, reflecting improved underlying results, lack of major catastrophe losses and no significant reserve development. Doug Libby continues to grow Crum & Forster's profitable specialty business while reducing its less profitable and cyclical standard lines business.

Zenith, under the guidance of Jack Miller, produced its first underwriting profit since we acquired it in 2010. As mentioned above, Zenith's focus on sound underwriting resulted in a significant reduction in premium volume from $1.2 billion in 2005 to $430 million in 2010. In 2013, Zenith wrote $700 million of premium at a combined ratio of 97.1%, with the benefit of favourable reserve development. Zenith's growth in premium has been primarily the result of year over year rate increases and does not reflect any significant growth in exposure.

Northbridge, Crum & Forster and Zenith have all demonstrated strong underwriting discipline during the recent soft market, and today are benefiting from much improved combined ratios.

Led by Brian Young, OdysseyRe achieved a combined ratio of 84.0%, the best underwriting result in its history, while maintaining its disciplined underwriting in a difficult reinsurance market. OdysseyRe continues to leverage its strong brand based on its capabilities to write insurance and reinsurance business globally. Once again, favourable loss development from prior years contributed to the excellent result.

Fairfax Asia, under the leadership of Mr. Athappan, continued to produce outstanding results, with a combined ratio of 87.5% and premium growth of 7.0%. Fairfax Asia has consistently grown throughout the region with combined ratios well below 100% and with strong reserving.

All of our companies are well capitalized, as shown in the table below:

	As of and for the Year Ended December 31, 2013
	Net Premiums Written	Statutory Surplus		Net Premiums Written/Statutory Surplus
Northbridge	1,031.4	1,172.2		0.9x
Crum & Forster	1,232.9	1,141.5		1.1x
Zenith	700.3	515.8		1.4x
OdysseyRe	2,376.9	3,809.3	(1)	0.6x
Fairfax Asia	257.4	610.0	(1)	0.4x
(1)
IFRS total equity

On average we are writing at about 0.8 times net premiums written to surplus. In the hard markets of 2002 – 2005 we wrote, on average, at 1.5 times. We have huge unused capacity currently and our strategy during the times of soft pricing is to be patient and stand ready for the hard markets to come.

The accident year combined ratios of our companies from 2004 onwards are shown in the table below:

	2004 – 2013
	Cumulative Net Premiums Written	Average Combined Ratio
	($ billions)
Northbridge	Cdn 11.0	98.4%
Crum & Forster	9.9	101.8%
OdysseyRe	21.6	92.6%
Fairfax Asia	1.3	86.7%

Total	43.8	96.0%

The table, comprising a full decade with a hard and soft market and the unprecedented catastrophe losses in 2005 and 2011, demonstrates the quality of our insurance and reinsurance companies. It shows you the cumulative business each company has written in the past ten years and each company's average accident year combined ratio during those years. The results are excellent – but there is no complacency as our Presidents, with Andy's help, continue to focus on developing competitive advantages that will ensure these combined ratios are sustainable through the ups and downs of the insurance cycle.

The table below shows the average annual reserve redundancies for our companies for the past ten years (business written from 2003 onwards):

2003 – 2012 Average Annual Reserve Redundancies
Northbridge	10.3%
Crum & Forster	4.6%
OdysseyRe	11.3%
Fairfax Asia	7.9%

The table shows you how our reserves have developed for the ten accident years prior to 2013. Northbridge has had an average redundancy of 10.3% – i.e., if reserves had been set at $100 for any year between 2003 and 2012, they would have come down on average to $89.70, showing redundant reserves of $10.30. On a comparable basis, Crum & Forster had an average reserve redundancy of 4.6%, OdysseyRe 11.3% and Fairfax Asia 7.9% (First Capital alone was 9.5%). We are very pleased with this reserving record, but given the inherent uncertainty in setting reserves in the property casualty business, we continue to be focused on being conservative in our reserving process. More on our reserves in the MD&A.

We have updated the float table that we show you each year for our insurance and reinsurance companies:

	Underwriting Profit (Loss)	Average Float	Benefit (Cost) of Float	Average Long Term Canada Treasury Bond Yield
1986	2.5	21.6	11.6%	9.6%
--
2009	7.3	9,429.3	0.1%	3.9%
2010	(236.6)	10,430.5	(2.3)%	3.8%
2011	(754.4)	11,315.1	(6.7)%	3.3%
2012	6.1	11,906.0	0.1%	2.4%
2013	440.0	12,079.9	3.6%	2.8%
Weighted average since inception			(1.9)%	4.3%
Fairfax weighted average financing differential since inception: 2.4%

Float is essentially the sum of loss reserves, including loss adjustment expense reserves, and unearned premium reserves, less accounts receivable, reinsurance recoverables and deferred premium acquisition costs. As the table shows, the average float from our operating companies increased 1.5% in 2013, at no cost (in fact a significant benefit!). Our long term goal is to increase the float at no cost, by achieving combined ratios consistently at or below 100%. This, combined with our ability to invest the float well over the long term, is why we feel we can achieve our long term objective of compounding book value per share by 15% per annum over the long term.

The table below shows you the breakdown of our year-end float for the past five years:

	Insurance			Reinsurance	Insurance and Reinsurance
Year	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Total Insurance and Reinsurance	Runoff	Total
2009	2,052.8	2,084.5	125.7	4,540.4	997.0	9,800.4	1,737.0	11,537.4
2010	2,191.9	2,949.7	144.1	4,797.6	977.3	11,060.6	2,048.9	13,109.5
2011	2,223.1	3,207.7	387.0	4,733.4	1,018.4	11,569.6	2,829.4	14,399.0
2012	2,314.1	3,509.1	470.7	4,905.9	1,042.6	12,242.4	3,636.8	15,879.2
2013	2,112.0	3,541.0	519.3	4,741.8	1,003.2	11,917.3	3,633.2	15,550.5

In the past five years our float has increased very substantially, by 34.8%, due to acquisitions and organic growth in premiums written. The decrease in 2013 was due to foreign exchange movements and reserve releases.

At the end of 2013, we had approximately $734 per share in float. Together with our book value of $339 per share and $100 per share in net debt, you have approximately $1,173 in investments per share working for your long term benefit – about 9% lower than at the end of 2012.

The table below shows the sources of our net earnings (loss). This table, like various others in this letter, is set out in a format which we have consistently used and we believe assists you in understanding Fairfax.

		2013	2012
	Underwriting
Insurance	– Canada (Northbridge)	18.2	(61.7)
	– U.S. (Crum & Forster and Zenith)	(5.1)	(206.3)
	– Asia (Fairfax Asia)	32.0	30.1
Reinsurance	– OdysseyRe	379.9	265.8
	Insurance and Reinsurance – Other	15.0	(21.8)

	Underwriting profit	440.0	6.1
	Interest and dividends – insurance and reinsurance	330.2	292.4

	Operating income	770.2	298.5
	Net gains (losses) on investments – insurance and reinsurance	(1,322.0)	587.3
	Loss on repurchase of long term debt	(3.4)	(40.6)
	Runoff	(229.2)	230.4
	Other	51.9	37.8
	Interest expense	(211.2)	(208.2)
	Corporate overhead and other	(57.4)	(256.2)

	Pre-tax income (loss)	(1,001.1)	649.0
	Income tax recoverable (expense)	436.6	(114.0)

	Net earnings (loss)	(564.5)	535.0

The table shows the results from our insurance and reinsurance (underwriting and interest and dividends), runoff and non-insurance operations (Other shows the pre-tax income before interest of Ridley, Sporting Life, Prime Restaurants (until October 31, 2013), Thomas Cook India, IKYA (since May 14, 2013) and William Ashley). Net gains (losses) on investments other than at runoff and the holding company are shown separately to help you understand the composition of our earnings (excluding investment gains and losses, mostly unrealized, runoff had pre-tax income of $77 million in 2013). The underwriting profit in 2013 was due primarily to the outstanding performance at OdysseyRe and Fairfax Asia. After interest and dividend income, we had operating income of $770 million. Corporate overhead and other includes $65 million of net gains on investments. The net loss in 2013 was impacted by tax recoveries of $437 million, while the 2012 net earnings were impacted by tax expense of $114 million. (See more detail in the MD&A.)

Financial Position

	2013	2012
Holding company cash, short term investments and marketable securities (net of short sale and derivative obligations)	1,241.6	1,128.0

Holding company debt	2,337.7	2,220.2
Subsidiary debt	503.5	670.9
Other long term obligations – holding company	153.3	157.5

Total debt	2,994.5	3,048.6

Net debt	1,752.9	1,920.6

Common shareholders' equity	7,186.7	7,654.7
Preferred stock	1,166.4	1,166.4
Non-controlling interests	107.4	73.4

Total equity	8,460.5	8,894.5

Net debt/total equity	20.7%	21.6%
Net debt/net total capital	17.2%	17.8%
Total debt/total capital	26.1%	25.5%
Interest coverage	n/a	4.2x
Interest and preferred share dividend distribution coverage	n/a	3.0x

We issued 1 million of our common shares at Cdn$431 per share on November 15, 2013 to make our financial position rock solid, and we ended 2013 in a very strong financial position, holding cash and marketable securities at the holding company of over $1 billion, and with no significant debt maturities in the next five years.

Investments

The table below shows the time-weighted compound annual returns (including equity hedging) achieved by Hamblin Watsa, Fairfax's wholly-owned investment manager, on the stocks and bonds of our companies managed by it during the past 15 years, compared to the benchmark index in each case:

	5 Years	10 Years	15 Years
Common stocks (with equity hedging)	3.2%	7.6%	13.5%
S&P 500	17.9%	7.4%	4.7%
Taxable bonds	11.2%	10.3%	9.9%
Merrill Lynch U.S. corporate (1-10 year) bond index	8.4%	5.0%	5.7%

What a difference a year makes! The effect of a negative return in 2013, and the elimination of 2008 from the current five-year return, resulted in significant underperformance by Hamblin Watsa in the last five years. Hedging our common equity exposures has been very costly for us in the last three years – particularly 2013. However, we did warn you that we wanted to be safe rather than sorry – our time will come again!

Last year, I quoted a major U.S. bank CEO who famously said, "As long as the music is playing, you have to get up and dance." You can see how difficult it is not to dance! And what a party it was in 2013! The S&P went up 30% while the Russell 2000 was up 37%. As discussed earlier, the high tech stocks were soaring – particularly those with no earnings and very little revenue. Tesla Motors, for example, sold 22,477 cars in 2013 but commands a market cap of $31 billion, while Fiat, which we like, sold 4.4 million cars but has a market cap of only $14 billion. Amazon has a market cap of $167 billion but has not earned more than $1.2 billion in any one year since it went public in 1999. Facebook has recently made a $19 billion offer for WhatsApp – a company with approximately 50 employees and $20 million in revenue. This is the poster child for the excesses that prevail in the tech world!

Signs of speculative excesses are everywhere – even though the U.S. economy is still very tepid. The world might muddle through as it did in 2013, but the grand disconnect between stocks and bonds, and the real economy, continues. You will remember, we consider the 2008 – 2009 contraction to be a one in 50 or a one in 100 year event – similar to the 1930s in the U.S. and Japan since 1990. Because of massive fiscal and monetary stimulus in the U.S., the economic consequences have yet to play out. We continue to worry about the unintended consequences, and continue to hedge our common stock portfolio for the reasons discussed in our last few Annual Reports. Just to highlight a few of them:

  1.
  The U.S. total debt/GDP ratio is at a very high level and significant deleveraging is yet to come. This applies to Europe and the U.K. also.

  2.
  Economic growth in the Western world is still very weak in spite of huge monetary and fiscal stimulus by the Fed and the ECB. In nominal and real terms, annually since 2009 the U.S. only grew by 3.9% and 2.3% respectively (while Europe grew by 1.6% and 0.5% respectively). In spite of this anemic growth, after-tax profit as a percentage of GDP in the U.S. is at the highest level of the last 60 years.

  3.
  Inflation in the U.S. and Europe, after five years of huge fiscal stimulus, is still in the 1% area – and falling. We remind you that it took five years after the stock market crash in 1990 before Japan saw deflation – and this deflation continued for most of the following 19 years.

  4.
  QE1, QE2 and QE3 have helped the financial markets but have not worked in the real economy. What happens when everyone realizes that the Fed and the ECB have no more bullets?!

  5.
  There is a monstrous real estate and construction bubble in China, which could burst anytime. It almost did in 2011 but China increased its credit growth significantly since then.

  6.
  Reaching for yield continues everywhere, with junk debt at record low yields, emerging market debt in U.S. dollars at very low yields and corporate bonds at very low spreads. Many emerging market countries also have significant external debt in foreign currencies. All vulnerable to a "risk off" run on the bank!

In the last few years we have discussed the huge real estate bubble in China. In case you continue to be a skeptic, here are a few observations from Anne Stevenson Yang, an American who has been in China for over 20 years and is the founder of JCapital Research in Beijing:

  1.
  China added 5.9 billion square metres of commercial buildings between 2008 and 2012 – the equivalent of more than 50 Manhattans – in just five years!

  2.
  In 2012, China completed about 2 billion square metres of residential floor space – approximately 20 million units. For perspective, the U.S. at its peak built 2 million homes in a year.

  3.
  At the end of 2013, China had about 6.6 billion square metres of new residential space under construction, around 60 million units.

  4.
  Yinchuan, a city of 1.2 million people including the suburbs, has 30 million square metres of available apartments – roughly 300,000 units that could house 900,000 people. This is in addition to the delivered but unoccupied units. The city of Guiyang, capital of Guizhou Province, has roughly 5.5 million extra units for a city of 5 million.

  5.
  In almost every city Anne has visited, pretty much the whole existing housing stock has been replicated and is empty.

  6.
  Home ownership rates in China are estimated to be over 100% versus 65% in the U.S. Many cities report ownership over 200%. Tangshan, near Beijing, is one.

  7.
  This real estate boom could only be financed through unrestrained credit growth. Since 2009, the Chinese banks have grown by the equivalent of the entire U.S. banking system or 15% of world GDP.

  8.
  The real estate bubble has resulted in companies extensively borrowing and investing in real estate or lending on real estate in the shadow banking system. This is exactly what happened in Japan in the late 1980s.

  9.
  And one observation of our own: Since 2009, the easing by the Federal Reserve combined with the explosive growth in China, backed by higher interest rates, has resulted in huge inflows ("hot money") into China. The near unanimous view that the renminbi would strengthen has resulted in a massive carry trade where speculators have borrowed at low rates across the world and invested in China, almost always backed by real estate. The shadow banking system in China – i.e., assets not on the books of the major Chinese banks – is estimated by Bank of America Merrill Lynch to be approximately $4.7 trillion or 51% of Chinese GDP. Oddly enough, prior to the credit crisis, the U.S. had $4.5 trillion in asset-backed securities outstanding or approximately 31% of U.S. GDP. You know what happened then. When the flows reverse in China, watch out!

These observations remind me again of the following quote from Michael Lewis' essay in Vanity Fair, "When Irish Eyes are Crying", which I wrote to you about in our 2010 Annual Report: "Real estate bubbles never end with soft landings. A bubble is inflated by nothing firmer than expectations. The moment people cease to believe that house prices will rise forever, they will notice what a terrible long term investment real estate has become and flee the market, and the market will crash." Amen!

As they say, it is better to be wrong, wrong, wrong and then right than the other way around!

For those of you who believe a picture is worth a thousand words, please watch the recent BBC documentary "How China Fooled the World".

Finally, in our 2007 Annual Report, we quoted Hyman Minsky, the father of the Financial Instability Hypothesis, who said that history shows that "stability causes instability". Prolonged periods of prosperity lead to leveraged financial structures that cause instability. This quote was in relation to the U.S. in 2007. It applies in spades to China in 2013!

Any credit event in China will have very significant ramifications for the world economy, as China is the world's second largest economy and consumes 40% to 50% of most commodities from iron ore to copper. Here's an update on the commodity price tables I have shared with you before:

	2013	2012	2011
Oil – $/barrel	98	92	99
Copper – $/lb.	3.39	3.60	3.45
Nickel – $/lb.	6.31	7.74	8.49
Wheat – $/bushel	6.05	7.80	6.53
Corn – $/bushel	4.22	6.98	6.47
Cotton – $/lb.	0.85	0.75	0.92
Gold – $/oz.	1,205	1,658	1,531

While commodity prices have come down, they have yet to collapse. Of course, a collapse would have a very significant impact on the mining industry. World iron ore capacity has increased by more than 100% in the last ten years, mainly because Chinese demand has nearly quadrupled! Of course, any decline in commodity prices will impact Canada, as I mentioned in last year's Annual Report. Unlike the U.S., Canada has not had a decline in house prices, and as I said last year, we are watching from the sidelines. Caveat emptor, as they say!

In this environment, with zero interest rates and high debt levels prevailing in most developed countries, giving them limited flexibility to react to unintended consequences, we think it is prudent to have a very strong balance sheet with a large cash position and to be protected on the downside. When problems hit, only those with cash and very liquid assets can take advantage of them. While it is very painful and costly waiting, we think your (and our!) patience will be rewarded.

We are reminded again of the warning from the distant past from our mentor, Ben Graham, which I have quoted before: "Only 1 in 100 survived the 1929-1932 debacle if one was not bearish in 1925." We continue to be early – and bearish!

In this world of large unintended consequences, one of which may well be deflation, we have added to our position in CPI – linked derivative contracts, as shown below:

	2010	2011	2012	2013
Nominal amount ($ billions)	34.2	46.5	48.4	82.9
Cost ($ millions)	302.3	421.1	454.1	545.8
Market value ($ millions)	328.6	208.2	115.8	131.7

As you can see from the table, in 2013 we increased our nominal exposure to these contracts by 71.3% for an additional cost of only 20.2%. As of December 31, 2013, these contracts were carried on our books at $131.7 million, a 75.9% decline from our cost. The remaining term on these contracts is 7.5 years. Like in 2012, Brian Bradstreet has refreshed some of these older contracts by exchanging them for newer, more current indexed contracts – thus effectively increasing the weighted average strike price of the index (CPI) on the U.S. contracts to 230.43 from 223.98 – only 1.1% away from the U.S. CPI index at the end of 2013!

The table below provides you more details on our CPI-linked derivative contracts as of December 31, 2013:

Underlying CPI Index	Notional Amount	Weighted Average Strike Price (CPI)	December 31, 2013 CPI
	($ billions)
United States	34.4	230.43	233.05
European Union	39.2	109.85	117.28
United Kingdom	5.5	243.82	253.40
France	3.8	124.85	125.82

Total	82.9

As we did last year, we remind you that cumulative deflation in the U.S. in the 1930s and Japan in the ten years ending 2012 was approximately 14%. It is amazing to note that including 2013, Japan has suffered deflation in most of the last 19 years – beginning about five years after the Nikkei index and real estate values peaked.

In 2013, we had net investment losses of $1,564 million, which consisted principally of net losses of $929 million on fixed income securities and $537 million on common stock and equity-related securities (after a net loss of $2 billion on our hedges). The net loss on fixed income securities consisted of net realized gains of $66 million (principally consisting of $47 million on our long treasury bonds) and net unrealized losses of $995 million (resulting principally from the decrease in fair value of our tax exempt and taxable U.S. muni bonds of $656 million as well as U.S. treasury bonds of $360 million). The net loss from common stock and equity-related securities consisted of realized losses of $1,351 million and unrealized losses of $631 million from hedging losses, partially offset by realized gains from common stock and equity-related securities of $1,324 million (principally consisting of $216 million from the sale of Wells Fargo, $213 million from the sale of Johnson & Johnson, $178 million from the sale of US Bancorp, $112 million from the sale of The Brick, $104 million from the sale of USG, $69 million from the sale of Fiat and $56 million from the sale of Jumbo) and unrealized gains of $121 million (principally consisting of unrealized gains of $531 million on the Bank of Ireland, offset by unrealized losses on BlackBerry of $220 million and other mark to market changes).

In the last four years, we have had significant losses, mostly unrealized, from our hedging program and from our CPI-linked derivative contracts, as shown below:

	2010	2011	2012	2013	Cumulative
Equity hedges	(936.6)	413.9	(1,005.5)	(1,982.0)	(3,510.2)
CPI-linked derivative contracts	28.1	(233.9)	(129.2)	(126.9)	(461.9)

Total	(908.5)	180.0	(1,134.7)	(2,108.9)	(3,972.1)

These losses are significant but they are mostly unrealized, and we expect both of them to reverse when the "grand disconnect" disappears – perhaps sooner than you think! In a declining market, like 2008 – 2009, we expect our common stock portfolio to come down much less than the indices, thus reversing most of the net losses resulting from our hedges. As I said last year, we are focused on protecting our company on the downside against permanent capital loss from the many potential unintended consequences that abound in the world economy. In our 2008 Annual Report, we showed you the table below, that quantified our unrealized losses in the 2003 – 2006 period, which then reversed in 2007 – 2008:

	2003 – 2006	2007	2008
Equity hedges	(287)	143	2,080
Credit default swaps	(211)	1,145	1,290

Total	(498)	1,288	3,370

We had to endure years of pain before harvesting the gains of 2007 and 2008. While we hope the world economy muddles through, we continue to protect our company from the significant unintended consequences that prevail today.

The unrealized gains (losses) in our fixed income portfolio in 2013 are put into perspective in the table below, which shows the net unrealized gains or losses in that portfolio versus cost over the last six years:

	2008	2009	2010	2011	2012	2013
Treasury bonds	128	(30)	(249)	361	(66)	(346)
Muni bonds	138	492	234	883	1,279	635
Other bonds	(507)	(108)	332	160	218	14

Total	(241)	354	317	1,404	1,431	303

In spite of rising interest rates in 2013, our fixed income portfolio is above cost, and in a "risk off" environment this portfolio should produce significant gains.

Also, when you review our statements, please remember that when we own more than 20% of a company, we equity account, and when we own above 50%, we consolidate, so that mark to market gains in these companies are not reflected in our results. Let me mention some of those gains.

As you can see in note 6 to our consolidated financial statements, the fair value of our investment in associates is $1,815 million while its carrying value is $1,433 million, representing an unrealized gain of $382 million which is not on our balance sheet.

Also, we own 75% of Thomas Cook India and 74% of Ridley which are consolidated in our statements. The unrealized gain on these two positions, based on market values as of December 31, 2013, is $152 million. This brings the total unrealized gain not reflected on our balance sheet to $534 million.

Our investment in Eurobank Properties, an exceptional Greek real estate investment trust with outstanding management led by George Chryssikos, where we have increased our investment through their rights issue, has an unrealized appreciation of $109 million, for a grand total of $643 million of unrealized gain not on our balance sheet. Of course, all this works out in the long term, so take these mark to market fluctuations as just that – fluctuations that have no impact in the long term.

Our net unrealized gains (losses) over cost by asset class at year-end were as follows:

	2013	2012
Bonds	303.7	1,430.9
Preferred stocks	10.5	(36.3)
Common stocks	631.1	332.5
Investments in associates	382.5	427.1

Total	1,327.8	2,154.2

Our common stock portfolio, which reflects our long term value-oriented investment philosophy, is broken down by country as follows (at market value at year-end):

United States	814.6
Canada	678.1
Other	2,607.9

Total	4,100.6

We continue to like the long term prospects of our common stock holdings, while our hedges protect us against our near term economic concerns.

Miscellaneous

We maintained our dividend of $10 per share in 2013 even though we reported a loss. As I have said throughout this letter, 2013 was an excellent year for your company, masked by hedging losses and fluctuations in stock and bond prices. However, do not expect any increase in dividend soon.

From humble beginnings, our program of investing in the communities where we do business continues to grow. This donation program is decentralized, run by the management teams and employees in each country, based on donating 1 – 2% of pre-tax profits in that country to various charitable institutions. Except for donations made by head office, we do not mandate where the money should go but rather allow the employees in each company to decide that. We find that not only does that get everyone involved, but a lot of our employees give of their personal time and volunteer at the recipient organizations. We also have a matching donations program that lets every employee donate up to $1,000 a year to the charity of their choice and the company matches that amount. As we see the number of participants in this program increasing each year, we are happy to match their donations and we encourage every employee to participate and feel the joy of giving. Every year I receive heartwarming stories of the difference that we have made in the lives of those who are less fortunate or of the fundraising efforts undertaken by our employees to enhance the lives of others, whether it is running a marathon or shaving their heads (women included) for children with cancer. Imagine – our entire company was worth less than $2 million when we began 28 years ago, and last year alone we donated over $12 million. Since 1991 we have donated over $110 million and we have only just begun!! As we continue to grow, so does our program of investing in our communities, and nothing makes me happier! Doing good by doing well!

We continue to encourage all our employees to be owners of our company through our employee share ownership plan, under which our employees' share purchases by way of payroll deduction are supplemented by contributions by their employer. It is an excellent plan and employees have had great returns over the long term, as shown below:

	Compound Annual Return
	5 Years	10 Years	15 Years	20 Years	Since inception
Employee Share Ownership Plan	14%	15%	12%	11%	16%

If an employee earning Cdn$40,000 had participated fully in this program since its inception, he or she would have accumulated 3,162 shares of Fairfax worth Cdn$1.3 million at the end of 2013. I am happy to say, we have many employees who have done exactly that! We want our employees to be owners and to benefit from the performance of their company.

We now have a long term track record of treating everyone we deal with fairly – be it customers, employees, shareholders, the communities where we operate, sellers of companies, or anyone else. Our reputation is now our biggest strength – and one we guard fiercely. This principle of treating people in a "fair and friendly" way is firmly embedded in our culture and backed by our Guiding Principles (again reproduced for you in the Appendix). I am really excited about our small holding company team that with great integrity, team spirit and no egos, keeps the whole company going forward, protecting us from unexpected downside risks and taking advantage of opportunities when they arise. The glue that keeps our company together is trust and a long term focus. From our Board of Directors through our officers and all our employees, you can count on them to do the right thing, always taking the long term view. Our Presidents, officers and investment principals are ultimately the strength of our company and the reason I am so excited about our future.

Our reputation and fair and friendly culture is the key reason why we have been able to acquire insurance companies like Hartville and American Safety in 2013 and many non-insurance companies like William Ashley, Sporting Life, Thomas Cook India and our restaurant businesses in Canada. In all of these acquisitions, our word is our bond. Over 28 years, we have never changed the terms of a deal once the terms are settled and we have always completed the acquisition once we have committed to it.

In case you have forgotten (I know some of you will grimace!), you will not get a takeover premium for Fairfax as I have the votes and even on my death I expect my controlling interest will not be sold, so that Fairfax can continue uninterrupted in building long term value for you, our shareholders, by treating our customers, employees and the communities in which we operate in a fair and friendly way! Perhaps I am biased, but the fact that Fairfax is not for sale and that Fairfax will not sell any of its insurance companies or its permanent non-insurance acquisitions is a major plus for those companies and all of their employees.

We are looking forward to seeing you at our annual meeting in Toronto at 9:30 a.m. (Toronto time) on April 9, 2014 at Roy Thomson Hall. As in the past few years, we will have booths which provide information on our insurance operations (OdysseyRe, Northbridge, Crum & Forster, Zenith, ICICI Lombard, Fairfax Asia and, for the first time this year, our partners in the Middle East, the Gulf Insurance Group) and some of our non-insurance investments (William Ashley, Sporting Life, Arbor Memorial, IKYA, CARA, Keg Restaurants, BlackBerry (I may even be able to convince John Chen to raffle a couple of BlackBerry Classics (the Q20) at his booth), Zoomer Media and Thomas Cook India). Great opportunity for you to learn more about our companies as well as to get some discounts for shopping at William Ashley and Sporting Life and dining at CARA and the Keg (to make shopping easy for you, we will (as we did last year) have buses leaving from Roy Thomson Hall at 1:00 p.m. on April 9 and going to William Ashley and Sporting Life, and they will be happy to drop you off at the Bier Markt or the Keg to unwind after all that shopping). Grant Cobb of CARA and David Aisenstat of the Keg are going to entice you by having their chefs prepare a couple of signature items sold at their restaurants for you to sample at their booths in the foyer after our meeting ends, and Madhavan Menon from Thomas Cook India will be there to take your bookings for a trip of a lifetime to India, in case you did not take advantage of it last year! Also, we will have booths on some of our major investments in communities (The Hospital for Sick Children, Americares and Bridgepoint Hospital) so that you can see the benefits of those investments – and perhaps you will make an additional contribution! Finally, as in the past, there will be booths highlighting two excellent programs that we support: the Ben Graham Centre for Value Investing with George Athanassakos at the Ivey School of Business and the Actuarial Program at the University of Waterloo – both among the best in North America! So we look forward to meeting you, our shareholders, and answering all your questions.

Once again, I would like to thank our Board and the management and employees of all our companies for their outstanding efforts during 2013. We would also like to thank you, our long term shareholders, who have supported us loyally for many, many years. It is our privilege to continue to build shareholder value for you over the long term.

March 7, 2014

V. Prem Watsa
 Chairman and Chief Executive Officer

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  Exhibit 99.4
Corporate Profile